June 25, 2025

Hui Xu
Chief Executive Officer
Texxon Holding Ltd.
703, Block A, 1799 Wuzhong Road
Minhang District
Shanghai, China, 200335

       Re: Texxon Holding Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed June 16, 2025
           File No. 333-281530
Dear Hui Xu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 14, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed June 16, 2025
Risk Factors
Risks Related to Our Business and Industry
Our debt may restrict our operations, and cash flows and capital resources..., page 47

1. Please supplement this risk factor to address the additional credit facilities entered into in March 2025, as discussed at page 99. Additionally, please disclose the amount of your outstanding debt as of a date more recent than December 31, 2024. June 25, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 77

2. When discussing your growth in customers, here and on pages 110 and 114, please balance your discussion with disclosure that one customer accounted for approximately 50.9% of the company's total revenue.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Wei Wang